Cybin Announces Initiation of Kernel Flow® Feasibility Study Measuring Psychedelic Effects on the Brain

TORONTO, CANADA – March 31, 2022 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (Cybin or the Company), a biopharmaceutical company focused on progressing “Psychedelics to TherapeuticsTM”, today announced that the first study visit has been conducted in a Cybin-sponsored feasibility study evaluating Kernel’s quantitative neuroimaging technology, Flow, to measure ketamine’s psychedelic effects on cerebral cortex hemodynamics.

“The commencement of the Kernel feasibility study marks a truly exciting moment, not only for Cybin and Kernel, but also for the entire field of psychedelic drug development. To this point, studies have had to rely on subjective patient reporting. By deploying the innovative Flow technology, this is the first time any company has had the ability to collect and quantify longitudinal brain activity before, during and after a psychedelic experience. We are specifically encouraged by this scientific advancement as it has the potential for Cybin to collect real-time quantitative data for our promising psychedelic-based therapies. These data will support the Company’s leading research position as we move our important treatment options through regulatory discussions and late-stage clinical development,” said Doug Drysdale, Chief Executive Officer of Cybin.
“Kernel Flow is a groundbreaking neuroimaging technology that enables rigorous characterization and quantification of physiological processes in the human brain. Our collaboration with Cybin has the potential to significantly enhance the research evaluating the potential positive effects of psychedelic therapies on the brain to improve mental wellness,” said Bryan Johnson, Founder and Chief Executive Officer of Kernel.
About the Feasibility Study:
The main objective of the Company-sponsored feasibility study is to evaluate a participant’s experience wearing Kernel Flow while in an altered state of consciousness following the administration of ketamine. Participants will receive either a low dose of ketamine or placebo while wearing the Flow headset, which is equipped with hi-tech sensors to record brain activity and will report their experience using structured questionnaires and validated assessments during study visits and at follow-up. The four-week study will also evaluate brain activity before and after administrating the study agents - low-dose ketamine or placebo.
The feasibility study received U.S. Food and Drug Administration (“FDA”) Investigational New Drug (“IND”) authorization in October 2021 and Institutional Review Board (“IRB”) approval in January 2022.
As part of Cybin’s sponsorship of the feasibility study, the Company will retain an exclusive interest in any innovations that are discovered or developed through its independent analysis of the study findings.
About Kernel Flow
Kernel Flow is a wearable headset that measures brain activity by recording local changes in blood oxygenation. It is adjustable, can accommodate nearly anyone and is safe. Kernel Flow is groundbreaking neurotechnology because it reduces loud, expensive, and room-sized equipment to a head-worn apparatus while providing neural activity data of the highest possible optical quality. This combination has never existed in such a commercial and scalable device, all factors for why brain interfaces and neuroimaging technology has largely remained in academic labs or hospital basements and why mental health diagnosis and treatment have behavioral, instead of biomarker, endpoints. The entire system is the size and look of a bicycle helmet and could, in the future, be more broadly used for neuroscientific or physiological studies of brain activity during psychedelic use.

About Cybin
Cybin is a leading ethical biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, on a mission to create safe and effective therapeutics for patients to address a multitude of mental health issues. Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, United Kingdom and Ireland. The Company is focused on progressing Psychedelics to Therapeutics by engineering proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

Cautionary Notes and Forward-Looking Statements
Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens, including the anticipated results of using Kernel Flow technology, to potentially treat psychiatric disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the period ended December 31, 2021 and the Company's listing statement dated November 9, 2020, which are available under the Company's profile on www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contacts:
Leah Gibson
Vice President, Investor Relations
Cybin Inc.
leah@cybin.com